

Mail Stop 4631

July 23, 2010

David Szostak
President
PetroAlgae, Inc.
1901 S. Harbor City Blvd., Suite 300
Melbourne, FL 32901

>   **Re: PetroAlgae, Inc.**
>   **Item 4.02 Form 8-K/A**
>   **Filed July 22, 2010**
>   **File No. 0-24836**

Dear Mr. Szostak:

We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief